September 2, 1999

Dear Shareholder:

         As you may know, CEG Acquisition Corp., a wholly owned subsidiary of Indiana-based NiSource Inc. that has no affiliation with our company, has extended the deadline for its hostile tender offer for all of the outstanding shares of common stock of Columbia Energy Group until October 15, 1999. PLEASE REMEMBER THAT CEG ACQUISITION CORP. HAS NO RELATIONSHIP WITH COLUMBIA ENERGY GROUP. NISOURCE CREATED CEG ACQUISITION CORP. SOLELY TO TRY TO ACHIEVE A HOSTILE TAKEOVER OF YOUR COMPANY.

         Your Board of Directors believes strongly that this $68 per share cash tender offer is inadequate and not in the best interests of Columbia's shareholders. Due to the hostile nature of the offer, it is highly unlikely that shareholders who tender their shares would receive any payment from NiSource in less than 18 months, if ever.

         Accordingly, we recommend that you reject NiSource's ongoing hostile takeover attempt and not tender your shares. If you already have tendered your shares to NiSource, we recommend that you revoke the tender, which you can do at any time prior to the expiration of the offer. It is easy to withdraw tendered shares. To find out how to do it, please call our information agent for the tender offer, MacKenzie Partners, at 1-800-322-2885 or 212-929-5500 (call collect).

         Quite simply, NiSource's ill-conceived decision to continue its costly and disruptive tender offer and related hostilities?which include an aggressive public relations campaign and three separate lawsuits against Columbia and certain of its officers and directors?hasn't changed our belief that NiSource's various merger proposals have been for the wrong price, at the wrong time and with the wrong company.

THE WRONG PRICE

         Your Board's determination that the NiSource tender offer is inadequate from a financial point of view is based, in part, on a detailed financial analysis and opinions from our financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney. This view has been affirmed in recent weeks by many of the equity analysts covering our industry.

         Please note, for example, the following comments from leading analysts:

         "PERHAPS THE BIGGEST STUMBLING BLOCK IS, IN OUR VIEW, THE INADEQUACY OF THE $68 BID BASED ON [COLUMBIA'S] RISING EARNINGS POWER AND DISCRETIONARY CASH FLOW. BASED ON THE LONG-TERM EARNINGS POWER AND THE STRATEGIC VALUE OF [COLUMBIA'S] ASSETS, WE BELIEVE A MORE APPROPRIATE MERGER VALUE APPROXIMATES $80/SHARE."

                                  WILLIAM HYLER, CIBC WORLD MARKETS CORP.

                                  RESEARCH NOTE, AUGUST 10, 1999

         "WE WOULD ADDRESS [COLUMBIA'S] PROGRESS FUNDAMENTALLY AND THROUGH ITS ACTIVE SHARE REPURCHASE PROGRAM AS MAKING THE [NISOURCE] OFFER EVEN MORE INADEQUATE THAN IT ORIGINALLY APPEARED."

                                  CURT LAUNER, DLJ SECURITIES

                                  RESEARCH NOTE, AUGUST 9, 1999

THE WRONG TIME

         We are committed to building shareholder value in both the near and long term, and are hard at work in implementing the strategic initiatives that will help us achieve this objective. We have expanded and enhanced Columbia's unique and valuable network of assets and businesses, built a talented and effective management team, and developed a sound, forward-looking strategy for both the regulated and non-regulated sides of our business. As a result of these efforts, Columbia's total rate of return has outperformed our peer group since 1995. Likewise, Columbia recently announced its fourth consecutive quarter of year-over-year earnings improvement. And we believe the best is yet to come.

         This view, too, has been echoed by leading equity analysts:

         COLUMBIA "DEMONSTRATED A CONCRETE AND, WE BELIEVE, DOABLE STRATEGY TO GROW ITS NON-REGULATED BUSINESSES INTO 30% OF OPERATING EARNINGS BY YEAR-END 2001 AND EARN HIGH RETURNS ON INVESTED CAPITAL IN BOTH ITS REGULATED AND NON-REGULATED OPERATIONS."

                                  DAVID FLEISCHER, DAVID MACCARRONE,
                                  ERIC W. MANDELBLATT, GOLDMAN SACHS
                                  RESEARCH NOTE, JUNE 28, 1999

         "IN SHORT, ONE CANNOT JUST SELL AWAY THIS COMPANY TO THE FIRST BIDDER (AND DISREGARD MANAGEMENT'S OVERALL ACCOMPLISHMENTS) JUST BECAUSE IT HAS BEEN EXPERIENCING SOME CHALLENGES IN DEVELOPING A NEW BUSINESS LINE."

                                  JAMES A. YANNELLO, PAINEWEBBER
                                  RESEARCH NOTE, JUNE 11, 1999

THE WRONG COMPANY

         In making its determination to reject NiSource's various proposals, Columbia also questioned whether NiSource's proposed financing will be approved by regulators, the potential impact of a merger on employees and customers, and the strategic merits of a combination of our two vastly different companies.

         We believe regulators will have serious concerns about NiSource's need to borrow more than $5.7 billion to complete the acquisition and then try to reduce that massive debt by attempting the largest equity offering ever in the energy utility industry.

         We also have questioned NiSource's record on customer service, rate increases, and consumer choice. A recent survey published by J.D. Power & Associates and Navigant Consulting reported that NiSource's principal subsidiary in Indiana was ranked "below average" for customer satisfaction among Midwest electric utilities. Likewise, the latest annual survey by the Indiana Utility Regulatory Commission found that NiSource's subsidiary has the highest residential electric rates of all 42 electric utilities in the state.

         Even more importantly, NiSource has done little to demonstrate that it is ready to face a more competitive future by providing choice to its customers. Columbia, by contrast, has been a leader in this area.

         Our views about NiSource have been echoed by analysts as well:

         "AFTER ATTENDING AN ANALYST MEETING WITH NISOURCE'S MANAGEMENT AND LISTENING TO ITS OVERALL POSITION TOWARDS COLUMBIA, WE QUESTION THE VALIDITY OF MANY OF [NISOURCE'S] ARGUMENTS."

                                  JAMES A. YANNELLO, PAINEWEBBER

                                  RESEARCH NOTE, JUNE 11, 1999

         "WITH THE NEW DISCLOSURES AND BUSINESS PLANS REVIEWED IN THE COMPANY'S NON-REGULATED SEGMENTS, IT IS CLEAR WHY COLUMBIA'S MANAGEMENT IS SO POSITIVE ABOUT THE COMPANY'S PROSPECTS AND VALUE CREATION OPPORTUNITIES AND UNWILLING TO SELL TO NISOURCE, WHICH HAS A $3.4 BILLION MARKET CAPITALIZATION COMPARED TO COLUMBIA'S $5.3 BILLION MARKET CAPITALIZATION."

                                  DAVID FLEISCHER, DAVID MACCARRONE,

                                  ERIC W. MANDELBLATT, GOLDMAN SACHS

                                  RESEARCH NOTE, JUNE 28, 1999

         "THE COLUMBIA REACTION WAS ENTIRELY EXPECTED. I THINK MOST OF WALL STREET WOULD SHARE MY OBSERVATION THAT WE COULD SEE HOW MUCH GOOD THIS WOULD DO FOR NISOURCE, BUT WE DON'T SEE MUCH GOOD FOR THE COLUMBIA HOLDERS."

                                  JOHN OLSON, SANDERS MORRIS MUNDY

                                  THE WASHINGTON TIMES, JULY 7, 1999

A COSTLY AND DISRUPTIVE EFFORT

         For all of these reasons, we believe NiSource should end this needless waste of corporate resources at a time when there are so many promising opportunities in the rapidly changing energy market. You can help us send this message to NiSource by refusing to participate in its costly and disruptive tender offer.

         As we said earlier, please keep in mind that IT IS HIGHLY UNLIKELY THAT SHAREHOLDERS WHO TENDER THEIR SHARES WOULD RECEIVE ANY PAYMENT FROM NISOURCE IN LESS THAN 18 MONTHS, IF EVER. This is because of the significant conditions that NiSource has imposed on its offer and the numerous state and federal regulatory approvals that must be obtained before the tender offer could be consummated.

 ONCE AGAIN, WE URGE YOU NOT TO TENDER YOUR SHARES TO NISOURCE. If you have already tendered your shares, you can withdraw your tender at any time before they are accepted for payment. If you have any questions about the tender process, including how to withdraw a tender, please contact our information agent, MacKenzie Partners, at 1-800-322-2885 or 212-929-5500 (call collect).

         Your Board of Directors and management will continue to act in the best interests of the company and all its shareholders.

                                  On Behalf of the Board of Directors
                                  Sincerely,

                                  OLIVER G. RICHARD III
                                  Chairman, President and
                                  Chief Executive Officer



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